Exhibit 99.1

CENTOGENE Reports Second Quarter and First Half 2022 Financial Results

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, December 22nd, 2022 (GLOBE NEWSWIRE)

Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced unaudited financial results for the second quarter and first half ended June 30, 2022 and updated its fiscal year 2022 financial outlook. The quarterly and half year results are compared to the same periods in the prior year, unless otherwise specified, and reflect revisions as described below.

Second Quarter 2022 - Financial Highlights

●	Overall revenues increased by 21.6% year-over-year to €11.2 million
●	Diagnostics segment revenues increased by 18.3% year-over-year to €7.5 million
●	Pharmaceutical segment (“Pharma”) revenues increased by 29% year-over-year to €3.7 million
●	Net loss from continuing operations of €11.9 million in the second quarter of 2022, an improvement of 11.9% compared to net loss from continuing operations of €13.5 million in the second quarter of 2021. (Excludes discontinued operations reflecting the Covid-19 testing business exited first quarter of 2022.)
●	Total segment adjusted EBITDA (reflecting the Diagnostics and Pharma segment) of €3.5 million was recorded in the second quarter of 2022, an improvement of 289% compared to €0.9 million in the second quarter of 2021.

First Half 2022 - Financial Highlights

●	Overall revenues increased by 12.6% year-over-year to €21.4 million
●	Diagnostics segment revenues increased by 15.3% year-over-year to €14.5 million, mainly driven by 34.7% growth in test requests received for higher value Whole Exome Sequencing (WES) and Whole Genome Sequencing (WGS).
●	Pharma revenues increased by 7.1% year-over-year to €6.9 million, mainly driven by increased activity in the clinical studies of our pharmaceutical partners.
●	Net loss from continuing operations of €23.1 million in the first half of 2022, an improvement of 16.9% compared to net loss from continuing operations of €27.8 million in the first half of 2021.
●	Total segment adjusted EBITDA (reflecting the Diagnostics and Pharma segment) of €5.3 million in the first half of 2022, an improvement of 60.6% compared to €3.3 million in the first half of 2021, mainly reflecting gross margin improvements in both segments.
●	Cash and cash equivalents were €33.5 million as of June 30, 2022, compared to €17.8 million as of December 31, 2021.

Kim Stratton, Chief Executive Officer at CENTOGENE stated, “The current year is part of a transition at CENTOGENE, with renewed focus on the Core Business and exit of the COVID business. We are delivering on our goals in the Diagnostics segment, continuing to show double digit growth (+15.3%) year-over-year with strong execution on our initiatives around WES, WGS and multiomics. The first half of the year also indicated 7.1% year-over-year growth in our Pharma segment, putting us on a solid trajectory. We are experiencing strong growth in our pipeline of Pharma projects, which points to robust growth in revenues from this segment in 2023. However, given the lumpiness and timing of late year-end contract signings, we expect 2022 annual revenue growth between 9% to 13%.”

Commenting on the financial performance, Miguel Coego, Chief Financial Officer of CENTOGENE noted, “The second quarter has been another period of improvements in efficiencies and business operations, including managing margins and corporate expenses. The reporting of our results was delayed due to a lengthier than anticipated review of reimbursements in the U.S. for diagnostic tests done by a third party service provider. The overall revenue impact were revisions of approximately €2.2 million across the periods 2019, 2020, 2021, and Q1 2022, or approximately 0.5% of the revenues over the same time-frame. In the meantime, we have selected a new service provider for reimbursement processing in the US market and initiated an upgrade of our controls in this area.”

Recent Business Highlights

Corporate

●	Added ~24,000 individuals to the CENTOGENE Biodatabank in the second quarter of 2022; with nearly 700,000 patients total represented from over 120 highly diverse countries, estimated over 70% of whom are of non-European descent.
●	Authored 23 peer-reviewed scientific publications in the first half of 2022, focusing on advanced multiomic diagnostics and generating critical insights into an array of diseases, including rare genetic and neurological diseases, such as Parkinson’s disease, Gaucher disease, and Niemann-Pick disease.
●	Announced the appointment of Mary Sheahan as a member ad interim of the Supervisory Board, to be confirmed at the Company’s next General Meeting of Shareholders; it is planned that Ms. Sheahan will assume the role of Chair of the Audit Committee.
●	Strengthened our Core Business focus with key additions to the team including appointment of CFO and expansion of Pharma leadership team bringing significant sector and commercial expertise.
●	Closed the $20 million second tranche of secured loan from Oxford Finance, with funding expected before the end of the year.

Pharma

●	45 active collaborations as of June 30, 2022; 12 contracts were signed in the first half of 2022; 10 of which with existing customers.
●	Launched the Biodata Network, a portfolio of data-driven partnering solutions for biopharma and research institutions; collaborating with BC Platforms to increase access to tranche of 80,000 genetic sequences via Global Data Partner Network, BCRQUEST.com.
●	Expanded partnership with Agios Pharmaceuticals for clinical development of PYRUKYND® (mitapivat) to treat children with rare blood disease.
●	Leading three observational studies for patient finding and market access in collaboration with our pharma partners in rare and neurodegenerative disorders.

Diagnostics

●	Reported order intake of approximately 16,300 test requests in our diagnostics segment in the second quarter of 2022, representing an increase of approximately 17% as compared to 13,900 test requests in the second quarter of 2021.
●	Published study in the European Journal of Human Genetics revealing the power of multiomic testing in diagnosing and accelerating treatments for patients with Inherited Metabolic Disorders (IMDs).
●	Awarded a three-year tender for genetic testing in Malta by the Ministry for Health.

●	Launched the latest version of CentoArray, a genome-wide analysis optimized for best cytogenetic disease coverage and designed to represent the latest clinical and genetic insights; cytogenic variations known to cause a broad range of developmental disorders, primarily neurodevelopmental and congenital anomalies.
●	Received CE-mark for CentoCloud, making it one of the only decentralized SaaS and clinical decision support platforms compliant with European IVD regulatory framework.
●	Contributed to Europe-wide efforts to update guidelines for WGS in rare disease diagnostics.

Second Quarter and First Half 2022 Financial Summary

Our total revenues for the second quarter and first half of 2022 were €11,198 thousand and €21,389 thousand respectively, representing an increase of €1,989 thousand and €2,387 thousand, or 21.6% and 12.6% respectively, as compared to the second quarter and first half of 2021.

Revenues from our pharmaceutical segment were €3,653 thousand for the second quarter of 2022, an increase of €822 thousand, or 29%, from €2,831 thousand for the second quarter of 2021. Our partnership agreements are structured on a fee-per-sample basis, milestone basis, fixed fee basis, or a combination thereof. The 29% increase was primarily due to increased activity in the clinical studies of our pharmaceutical partners.

Revenues from our pharmaceutical segment were €6,888 thousand for the first half of 2022, representing an increase of €459 thousand, or 7.1%, from €6,429 thousand for the first half of 2021.

During the first half of 2022, we entered into twelve new collaborations and successfully completed twelve collaborations resulting in a total of 45 active collaborations at June 30, 2022, compared to 45 active collaborations at December 31, 2021 and 53 active collaborations as of June 30, 2021. Revenues from our new collaborations totalled €298 thousand and €329 thousand, respectively, for the second quarter and first half of 2022.

Revenues from our diagnostics segment were €7,545 thousand for the second quarter of 2022, an increase of €1,167 thousand, or 18.3%, from €6,378 thousand for the second quarter of 2021 due to a 17.4% increase in test requests received. Revenues from our diagnostics segment were €14,501 thousand for the first half of 2022, an increase of €1,928 thousand, or 15.3%, from €12,573 thousand for the first half of 2021 due to a 17.8% increase in test requests received.

The increase in revenues was primarily related to an increase in test requests for WES and WGS during the second quarter of 2022. Total revenues from WES and WGS for the second quarter of 2022 amounted to €4,144 thousand, representing an increase of 26.7% as compared to €3,270 thousand for the second quarter of 2021. The total number of WES and WGS test requests received in the diagnostics segment for the second quarter of 2022 was approximately 5,800, representing an increase of 39.5% as compared to approximately 4,159 test requests received for the second quarter of 2021.

Total revenues from WES and WGS for the first half of 2022 amounted to €7,853 thousand, representing an increase of 22.1% as compared to €6,431 thousand for the first half of 2021. The total number of WES and WGS test requests received in the diagnostics segment for the first half of 2022 was approximately 11,266, representing an increase of 34.7% as compared to approximately 8,365 test requests received for the first half of 2021.

Cost of sales decreased by €31 thousand, or 0.5%, to €6,586 thousand for the second quarter of 2022, and increased by €211 thousand, or 1.6%, to €13,036 thousand for the first half of 2022. Cost of sales for second quarter and first half of 2022 represented 58.8% and 60.9%, respectively, of total revenue, representing a decrease of 13.0% percentage points and 6.5% percentage points, respectively, as compared to 71.9% and 67.5%, respectively for the second quarter and first half of 2021. The decrease was mainly due to operational efficiency improvements and product mix which resulted in lower consumable costs.

As a result of the above factors, our gross profit increased by €2,020 thousand, or 77.9%, to €4,612 thousand for the second quarter of 2022, from €2,592 thousand for the second quarter of 2021 while our gross profit for the first half of 2022, increased by €2,176 thousand, or 35.2%, to €8,353 thousand from €6,177 thousand for the first half of 2021.

Research and development expenses increased by €404 thousand, or 10%, to €4,457 thousand for the second quarter of 2022, from €4,053 thousand for the second quarter of 2021 while our research and development expense increased by €683 thousand, or 8.1%, to €9,071 thousand for the first half of 2022, from €8,388 thousand for the first half of 2021. The increase is mainly driven by the increased IT expenses incurred on the enhancements of internally generated software that do not qualify for capitalization.

General administrative expenses decreased by €1,116 thousand, or 10.6%, to €9,378 thousand for the second quarter of 2022 compared to €10,494 thousand incurred for the second quarter of 2021 while general administrative expenses decreased by €4,806 thousand, or 21.8%, to €17,284 thousand for the first half of 2022, from €22,090 thousand for the first half of 2021. The decrease is principally due to the reduction in personnel costs due to cost savings driven by the restructuring that occurred at the end of the fourth quarter of 2021 and the true-up impact of share-based compensation expenses recognized in previous period and expenditure on IT support.

Selling expenses for the second quarter and first half of 2022 were €2,798 thousand and €5,192 thousand, respectively, representing an increase of €856 thousand, or 44.1% as compared to €1,942 thousand for the second quarter of 2021 and an increase of €1,301 thousand, or 33.4%, as compared to €3,891 thousand for the first half of 2021. The increase for the second quarter and first half of 2022 was principally due to increases in sales and marketing personnel costs within the pharmaceutical segment.

There were no impairment expenses for financial assets incurred for the second quarter and first half of 2022 as compared to €544 thousand and €615 thousand, respectively incurred for the second quarter and first half of 2021. Instead, a gain on reversal of financial asset impairment was recorded for the second quarter and first half of 2022 due to improved collection of aged accounts receivable resulting in a positive re-assessment of receivables and contract assets arising from contracts with customers. The gain on reversal of financial asset impairment for the second quarter and first half of 2022 was €1,035 thousand and €919 thousand, respectively.

Other operating income decreased by €619 thousand, or 48.5%, to €657 thousand for the second quarter of 2022, from €1,276 thousand for the second quarter of 2021 and decreased by €252 thousand, or 15.3%, to €1,390 thousand for the first half of 2022, from €1,642 thousand for the first half of 2021, principally due to lower grant income released during the period.

Other operating expenses which relate to currency losses increased by €504 thousand, to €506 thousand in the second quarter of 2022 and increased by €471 thousand, to €507 thousand in the first half of 2022, compared to €2 thousand and €36 thousand, respectively, for the second quarter and first half of 2021.

The increase in currency losses in the second quarter and first half of 2022 mainly relates to transactions denominated in USD that have been impacted by the devaluation of the EUR against the USD in the three and six months period.

The change in net financial costs by €702 thousand and €1,063 thousand, for the second quarter and first half of 2022 is mainly due to the increased interest expense and unrealized foreign exchange impact of the Oxford Loan Facility.

As a result of the factors described above, our loss before taxes from continuing operations for the second quarter and first half of 2022 was €11,712 thousand and €22,889 thousand, respectively, representing a decrease of €1,630 thousand and €4,746 thousand, respectively, from a loss before taxes from continuing operations of €13,342 thousand and €27,635 thousand, respectively, for the second quarter and first half of 2021.

Adjusted EBITDA from our pharmaceutical segment for the second quarter and first half of 2022 was €1,472 thousand and €2,571 thousand representing an increase of €825 thousand and €427 thousand respectively, as compared to €647 thousand and €2,144 thousand respectively for the second quarter and first half of 2021. The increase was primarily attributable to the increase in revenues from the pharmaceutical segment.
Adjusted EBITDA from our diagnostics segment for the second quarter and first half of 2022, was €2,005 thousand and €2,719 thousand, respectively, an increase of €1,727 thousand and €1,551 thousand as compared to €278 thousand and €1,168 thousand respectively, for the second quarter and first half of 2021. The increase is mainly due to the gain on reversal of financial asset impairment of €1,035 thousand and €919 thousand, respectively, recognized for the second quarter and first half of 2022, compared to the impairment of financial asset expense of €544 thousand and €615 thousand, respectively, for the second quarter and first half of 2021.

Revision of previously issued financial statements

During the preparation of unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022, the Group identified unadjusted differences related to certain property, plant and equipment and lease liabilities balances on the consolidated statement of financial position and cost of sales and other operating income amounts in the statements of comprehensive loss as of and for the year ended December 31, 2021. The unadjusted differences were related to COVID segment which was discontinued as of March 31, 2022.

During the preparation of the unaudited financial results for the second quarter ended June 30, 2022, the Group identified unadjusted differences related to revenue recognized and impairment losses for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 and trade receivables outstanding as of December 31, 2021, 2020 and 2019 for the Diagnostics segment.

Management assessed the materiality of these unadjusted differences on the previously issued consolidated financial statements and concluded that the errors were not material to any period presented. The Group revised the relevant amounts for the previously issued financial statements. Refer to “Note 2 - Revision of previously issued financial statements” to our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2022 and 2021 for further details.

2022 Financial Guidance

The Company expects to report 2022 annual revenue growth between 9% to 13% versus fiscal year 2021 revenues as revised. As a result, CENTOGENE expects revenues to be in the range of €46.5 million to €48.2 million. (This reflects the classification of the COVID-19 Business as discontinued operations.)

Earnings Cadence

The Company’s next financial report will be the FY 2022 results. Going forward, the Company plans to follow a semi-annual reporting cadence.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with nearly 700,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 260 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodatabank Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.